SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 3)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NCO GROUP, INC.
(Name of the Issuer)

NCO Group, Inc.
Michael J. Barrist
Collect Acquisition Corp.
Collect Holdings, Inc.
One Equity Partners II, L.P.
OEP General Partner II, L.P.
OEP Holding Corporation
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

628858102
(CUSIP Number of Class of Securities)

NCO Group, Inc. Attention: John Schwab 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000	Michael J. Barrist c/o NCO Group, Inc. 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000	Collect Acquisition Corp.,
Collect Holdings, Inc.,
One Equity Partners II, L.P.,
OEP General Partner II, L.P.,
OEP Holding Corporation,
c/o One Equity Partners II, L.P.
320 Park Avenue
18th Floor
New York, NY 10022
Attention: Daniel Selmonosky and James Rubin
(212) 277-1500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Lawrence Wiseman, Esq. Francis Dehel, Esq. Melissa Palat Murawsky, Esq. Blank Rome LLP One Logan Square Philadelphia, PA 19103 (215) 569-5500	Robert J. Raymond, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2662	Bob F. Thompson, Esq. Bass, Berry & Sims PLC AmSouth Center 315 Deaderick Street, Suite 2700 Nashville, TN 37238 (615) 742-6200	Carmen J. Romano, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 922,125,065.21	$98,668

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of 32,403,082 shares of Common Stock that are proposed to be acquired in the merger multiplied by the merger consideration of $27.50 per share, plus (b) $22,234,158.97, the amount expected to be paid to holders of outstanding stock options to purchase shares of Common Stock with an exercise price of less than $27.50 per share, plus (c) $7,682,757.50, the amount expected to be paid to holders of 279,373 outstanding restricted stock units, plus (d) $1,123,393.74, the amount expected to be paid to holders of outstanding warrants to purchase shares of Common Stock with an exercise price of less than $27.50 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, and Fee Advisory #5 for Fiscal Year 2006, was calculated by multiplying the transaction value by 0.0107%.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 98,668

Form or Registration No.: Schedule 14A

Filing Party: NCO Group, Inc.

Date Filed: August 14, 2006

Introduction

     This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Statement”), is being filed with the Securities and Exchange Commission by (1) NCO Group, Inc., a Pennsylvania corporation (the “Company” or “NCO”), the issuer of common stock, no par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Michael J. Barrist, the Chairman and Chief Executive Officer of the Company, (3) One Equity Partners II, L.P., a Cayman Islands limited partnership (“OEP”), (4) Collect Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of OEP (“Parent”), (5) Collect Acquisition Corp., a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Acquisition”), (6) OEP General Partner II, L.P., a Cayman Islands limited partnership and general partner of OEP, and (7) OEP Holding Corporation, a Delaware corporation and general partner of OEP General Partner II, L.P. (together with the Company, Mr. Barrist, Acquisition, Parent, OEP and OEP General Partner II, L.P., the “Filing Persons”).

     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2006, among the Company, Parent and Acquisition, Acquisition will merge with and into the Company, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). All of NCO’s and Acquisition’s rights and obligations will become those of the surviving corporation. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will automatically be cancelled and converted into the right to receive $27.50 in cash, without interest, other than shares held in the treasury of the Company, owned by Parent (including shares contributed to Parent in exchange for equity securities of Parent by members of NCO’s current senior management, including Mr. Barrist and those of his family members and trusts for his and their benefit, who are invited to and elect to invest in Parent) or owned by Acquisition, all of which will be canceled without any payment. We refer to members of NCO’s current senior management who will contribute shares of NCO common stock to Parent in exchange for equity securities of Parent or who otherwise purchase equity securities of Parent in connection with the consummation of the Merger, including Mr. Barrist and those of his family members and trusts who contribute a portion of their shares of NCO common stock, as “management participants.”

     The Merger Agreement also provides that all of NCO’s outstanding options that permit such treatment (or are held by option holders who have agreed to such treatment) will be canceled and, whether or not vested, each holder thereof will receive a payment in cash equal to the product of (i) the excess, if any, of $27.50 over the exercise price per share of Common Stock subject to such option, multiplied by (ii) the number of shares of Common Stock subject to such option as of the effective time of the Merger, less applicable withholding taxes. NCO’s stock options that do not permit such treatment (and whose holders have not otherwise agreed to such treatment) will remain outstanding after the Merger; provided that, from and after the effective time of the Merger, such options shall be exercisable, upon payment of the applicable exercise price, solely for a payment in cash from the surviving corporation equal to $27.50 multiplied by the number of shares of Common Stock for which such option is both exercisable and being exercised, less applicable withholding taxes. All outstanding restricted stock units (“RSUs”) will be canceled as of the effective time of the Merger and each holder of an RSU, whether or not vested, will be entitled to receive a payment in cash, without interest, equal to $27.50 multiplied by the total number of shares of Common Stock subject to such RSU as of the effective time of the Merger, less any applicable tax withholding. Each warrant to purchase Common Stock will, as of the effective time of the Merger, be exercisable upon payment of the applicable exercise price solely for a payment in cash from the surviving corporation equal to $27.50 multiplied by the total number of shares of Common Stock subject to such warrant.

     Except for the management participants, no current shareholder of NCO will, directly or indirectly, have any ownership interest in, or be a shareholder of, NCO after the completion of the Merger. As a result, NCO’s current shareholders (other than the management participants, indirectly through their interest in Parent) will not benefit from any future increase in NCO’s value, nor will they bear the risk of any future decrease in NCO’s value.

     Concurrently with the filing of this Schedule 13E-3, NCO is filing with the Securities and Exchange Commission a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of NCO’s shareholders at which NCO’s shareholders will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the special meeting, the adoption of the Merger Agreement requires the affirmative vote of each of (i) a majority of the votes cast by all shareholders entitled to vote, (ii) a majority of the votes cast by all shareholders entitled to vote (other than management participants), voting as a separate class, and (iii) a majority of the votes cast by all management participants, voting as a separate class. Mr. Barrist has agreed to vote “FOR” the adoption of the Merger Agreement. If other current members of senior management or any Barrist family members or trusts become management participants, their rollover agreements will require them to agree to vote “FOR” the adoption of the Merger Agreement.

     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

     All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including NCO, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that NCO is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of NCO within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.     Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.     Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

NCO Group, Inc.
507 Prudential Road
Horsham, Pennsylvania 19044
(215) 441-3000

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING – Record Date, Quorum and Voting Power” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF NCO COMMON STOCK” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and address. The information set forth in the Proxy Statement under the following captions and in Schedule I to this Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES INVOLVED IN THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(b)	Business and background of entities. The information set forth in the Proxy Statement under the following captions and in Schedule I to this Statement is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES INVOLVED IN THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(c)	Business and background of natural persons. The information set forth in the Proxy Statement under the caption “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” and in Schedule I to this Statement is incorporated herein by reference.

Item 4.     Terms of the Transaction

Regulation M-A Item 1004

(a)	(1)	Material terms. Tender offers. Not applicable.

(2)	Material terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT – Treatment of NCO Stock, Stock Options, RSUs and Warrants”

“ROLLOVER AGREEMENT”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Absence of Dissenters’ Rights”

“NO DISSENTERS’ RIGHTS”

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Background of the Merger” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for listing or trading. Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

During the past two years, none of JPMorgan Chase & Co. or its executive officers or directors has been involved in a transaction (a) with NCO or any of its affiliates that are not natural persons where the aggregate value of the transaction exceeded more than 1% of NCO’s consolidated revenues during the fiscal year in which the transaction occurred, or during the past portion of the current fiscal year if the transaction occurred in the current fiscal year or (b) with any executive officer, director or affiliate of NCO that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

(b)	Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

There have not been any negotiations, transactions or material contacts during the past two years concerning any merger, consolidation, acquisition, tender offer or other acquisition of any class of NCO’s securities, election of NCO’s directors or sale or other transfer of a material amount of NCO’s assets between NCO or any of its affiliates, on the one hand, and JPMorgan Chase & Co. or its executive officers or directors, on the other hand.

(c)	Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

“COMMON STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

     There are no agreements, arrangements or understandings with respect to NCO securities between JPMorgan Chase & Co. or its excecutive officers and directors and any other person.

Item 6.     Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT – Structure”

“THE MERGER AGREEMENT – Treatment of NCO Stock, Stock Options, RSUs and Warrants”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 7.     Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Effects on NCO if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on NCO if the Merger is Not Completed”

“SPECIAL FACTORS” – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 8.     Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

“SPECIAL FACTORS – Certain Financial Projections”

(b)	Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

“SPECIAL FACTORS – Certain Financial Projections”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

Annex B – Opinion of Credit Suisse Securities (USA) LLC

(c)	Approval of security holders. The merger requires the approval by a majority of the votes cast by all of NCO’s shareholders (other than management participants), voting as a separate class. The filing persons believe that the requirement provides procedural safeguards similar to a requirement that a transaction be approved by a vote of a majority of the unaffiliated shareholders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“THE SPECIAL MEETING – Required Vote”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(d)	Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

Item 9.     Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse Securities (USA) LLC

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse Securities (USA) LLC
(c)	Availability of documents. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or representative who has been so designated in writing. The full text of the written opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, is attached to the Proxy Statement as Annex B and is incorporated herein by reference. The presentation, dated July 21, 2006, of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of the Company is set forth as Exhibit (c)(2) and is incorporated herein by reference. The preliminary presentation, dated July 13, 2006, of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of the Company is set forth as Exhibit (c)(3) and is incorporated herein by reference. The preliminary presentation, dated April 27, 2006, of Credit Suisse Securities (USA) LLC to the Board of Directors of the Company is set forth as Exhibit (c)(4) and is incorporated herein by reference. The preliminary presentation, dated March 22, 2006, of Credit Suisse Securities (USA) LLC to the Board of Directors of the Company is set forth as Exhibit (c)(5) and is incorporated herein by reference.

Item 10.     Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT”

“ROLLOVER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination Fees and Expenses”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

(d)	Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

ANNEX A – Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc.

Item 11.     Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“COMMON STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

As of September 20, 2006, JPMorgan Chase & Co. beneficially owned 70,796 shares of NCO common stock, which shares constitute less than 1% of the outstanding common stock of NCO. Such shares are held by the subsidiaries of JPMorgan Chase & Co. in the respective amounts set forth in Schedule II to this Statement. To the knowledge of JPMorgan Chase & Co., as of October 5, 2006, none of its associates, executive officers or directors or the associates of its executive officers and directors beneficially owns any shares of NCO common stock.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“TRANSACTIONS IN SHARES OF NCO COMMON STOCK”

     There have not been any transactions in NCO’s common stock in the last 60 days by JP Morgan Chase & Co. or any of its executive officers or directors.

Item 12.     The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Required Vote”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“ROLLOVER AGREEMENT”

(e)	Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Michael J. Barrist Regarding Fairness of the Merger”

“SPECIAL FACTORS – Position of the OEP Filers Regarding Fairness of the Merger”

“SPECIAL FACTORS – Purposes and Reasons for the Merger and Plans for NCO after the Merger”

“ROLLOVER AGREEMENT”

Item 13.     Financial Information

Regulation M-A Item 1010

(a)	Financial information. The audited financial statements of NCO Group, Inc. for the years ending December 31, 2005 and 2004 are incorporated herein by reference to NCO Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006 are incorporated herein by reference to NCO Group, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, respectively. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

(b)	Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Voting by Current Executive Officers and Directors”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of NCO’s Special Committee and NCO’s Board of Directors”

“SPECIAL FACTORS – Interests of Executive Officers and Directors in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

Item 15.     Additional Information

Regulation M-A Item 1011

(b)	Other material information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.     Exhibits

Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a–12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(a)(9)	Definitive Additional Materials filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006 regarding copies of prior SEC filings delivered to NCO shareholders with the Disclosure Statement, incorporated by reference herein.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

(c)(4)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated April 27, 2006.***

(c)(5)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated March 22, 2006.***

(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.**

(f)	Not applicable.

(g)	None.

____________________________

* Previously filed on August 14, 2006.

** Previously filed on September 22, 2006.

*** Previously filed on October 6, 2006.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2006.

NCO GROUP, INC.

By:	/s/ John R. Schwab

Name:	John R. Schwab
Title:	Executive Vice President,
Finance and Chief Financial Officer

MICHAEL J. BARRIST

By:	/s/ Michael J. Barrist

Michael J. Barrist

COLLECT ACQUISITION CORP.

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	President and Treasurer

COLLECT HOLDINGS, INC.

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	President and Treasurer

ONE EQUITY PARTNERS II, L.P.

By:	OEP GENERAL PARTNER II, L.P., its General Partner
By:	OEP HOLDING CORPORATION, its General Partner

	By:	/s/ Daniel J. Selmonosky

	Name:	Daniel J. Selmonosky
	Title:	Managing Director

OEP GENERAL PARTNER II, L.P.

By:	OEP HOLDING CORPORATION, its General Partner

	By:	/s/ Daniel J. Selmonosky

	Name:	Daniel J. Selmonosky
	Title:	Managing Director

OEP HOLDING CORPORATION

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	Managing Director

Back to Contents

SCHEDULE I. INFORMATION REGARDING JPMORGAN CHASE & CO.

JPMorgan Chase & Co., a Delaware corporation (“JPMC”), is a diversified financial services firm. One Equity Partners II, L.P., OEP General Partner II, L.P. and OEP Holding Corporation are indirect subsidiaries of JPMC. JPMC’s principal executive officers are located at 270 Park Avenue, New York, New York 10020.

Set forth below for each executive officer and director of JPMC is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of JPMC’s executive officers or directors has been (a) convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.

The principal address of each director and executive officer listed below is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10020.

Unless otherwise indicated below, each executive officer and director of JPMC listed below has held the employment position set forth below since at least October 2001.

William B. Harrison, Jr. – Chairman of the Board. Mr. Harrison has been Chairman of the board of directors of JPMC since December 31, 2005, prior to which he was Chairman and Chief Executive Officer of JPMC from November 2001. He was President and Chief Executive Officer of JPMC from December 2000 until November 2001 and Chairman and Chief Executive Officer of The Chase Manhattan Corporation from January 2000 through its merger with J.P. Morgan & Co. in December 2000.

James Dimon – President, Chief Executive Officer and Director. Mr. Dimon has been President and Chief Executive Officer of JPMC since December 31, 2005, prior to which he was President and Chief Operating Officer of JPMC since JPMC’s merger with Bank One Corporation in July 2004. Prior to the merger, Mr. Dimon had been Chairman and Chief Executive Officer of Bank One Corporation since March 2000.

Austin A. Adams – Chief Information Officer. Mr. Adams has been Chief Information Officer of JPMC since JPMC’s merger with Bank One Corporation in July 2004, prior to which Mr. Adams had been Chief Information Officer of Bank One Corporation since March 2001. Before joining Bank One Corporation, he had been Chief Information Officer at First Union Corporation (now known as Wachovia Corp.).

Frank Bisignano – Chief Administrative Officer. Mr. Bisignano has been Chief Administrative Officer of JPMC since December 2005, prior to which he had been Chief Executive Officer of Citigroup Inc.’s Global Transaction Services from 2002 until December 2005 and Chief Administrative Officer of Citigroup Inc.’s Global Corporate and Investment Bank from 2000 until 2002.

Steven D. Black – Co-Chief Executive Officer, Investment Bank. Mr. Black has been Co-Chief Executive Officer the Investment Bank business segment at JPMC, since March 2004, prior to which he had been Deputy Head of the Investment Bank business segment at JPMC since January 2001 and Head of Institutional Equities business segment at JPMC since 2000.

Back to Contents

Michael J. Cavanagh – Chief Financial Officer. Mr. Cavanagh has been Chief Financial Officer of JPMC since September 2004, prior to which he had been Head of Middle Market Banking at JPMC. Prior to JPMC’s merger with Bank One Corporation in July 2004, he had been Chief Administrative Officer of Commercial Banking from February 2003, Chief Operating Officer for Middle Market Banking from August 2003, Treasurer from 2001 until 2003, and Head of Strategy and Planning from May 2000 until 2001, at Bank One Corporation.

John J. Bradley – Director of Human Resources. Mr. Bradley has been Director of Human Resources of JPMC since December 2005. He had been Head of Human Resources for the Europe and Asia regions of JPMC from April 2003 until December 2005, prior to which he was Human Resources executive for Technology and Operations since 2002 and was responsible for human resources integration efforts in 2001. Prior to the merger of J.P. Morgan & Co. and The Chase Manhattan Corporation in December 2000, he had been Co-Head of Global Human Resources at J.P. Morgan & Co. Incorporated.

Ina R. Drew – Chief Investment Officer. Ms. Drew has been Chief Investment Officer of JPMC since February 2005, prior to which she was Head of Global Treasury. Ms. Drew is also a director of OEP Holding Corporation.

Samuel Todd Maclin – Head, Commercial Banking. Mr. Maclin has been Head of Commercial Banking at JPMC since July 2004, prior to which he had been Chairman and CEO of the Texas Region and Head of Middle Market Banking at JPMC.

Jay Mandelbaum – Head, Strategy and Business Development. Mr. Mandelbaum has been Head of Strategy and Business Development of JPMC. Prior to JPMC’s merger with Bank One Corporation in July 2004, he had been Head of Strategy and Business Development since September 2002 at Bank One Corporation. Prior to joining Bank One Corporation, he had been Vice Chairman and Chief Executive Officer of the Private Client Group of Citigroup Inc. subsidiary, Salomon Smith Barney, from September 2000 until August 2002. Mr. Mandelbaum is also a director of OEP Holding Corporation.

Heidi Miller – Chief Executive Officer, Treasury & Securities Services. Ms. Miller has been Chief Executive Officer of Treasury & Securities Services of JPMC. Prior to JPMC’s merger with Bank One Corporation in July 2004, she had been Chief Financial Officer at Bank One Corporation since March 2002. Prior to joining Bank One Corporation, she had been Vice Chairman of Marsh, Inc. from January 2001 until March 2002. Ms. Miller is also a director of OEP Holding Corporation.

Charles W. Scharf – Head, Retail Financial Services. Mr. Scharf has been Head of Retail Financial Services of JPMC. Prior to JPMC’s merger with Bank One Corporation in July 2004, he had been Head of Retail Banking from May 2002, prior to which he was Chief Financial Officer from June 2000, at Bank One Corporation.

Richard J. Srednicki – Chief Executive Officer, Card Services. Mr. Srednicki has been Chief Executive Officer of Card Services of JPMC since July 2004, prior to which he was Executive Vice President of Chase Cardmember Services.

James E. Staley – Global Head, Asset & Wealth Management. Mr. Staley has been Global Head of Asset & Wealth Management of JPMC since 2001, prior to which he had been Head of the Private Bank at J.P. Morgan & Co. Incorporated.

Don M. Wilson III – Chief Risk Officer. Mr. Wilson has been Chief Risk Officer of JPMC. He had been Co-Head of Credit & Rate Markets of JPMC from 2001 until July 2003, prior to which he headed the Global Trading Division of JPMC.

Back to Contents

William T. Winters – Co-Chief Executive Officer, Investment Bank. Mr. Winters has been Co-Chief Executive Officer of the Investment Bank since March 2004, prior to which he had been Deputy Head of the Investment Bank and Head of Credit & Rate Markets. He had been Head of Global Markets at J.P. Morgan & Co. Incorporated.

John H. Biggs – Director. Mr. Biggs has been a member of the board of directors of JPMC since 2003. He served as the Chairman and Chief Executive Officer of TIAA – CREF from 1993 until November 2002. Mr. Biggs is also a member of the boards of directors of The Boeing Company and the National Bureau of Economic Research. He is a Trustee of The Danforth Foundation, The Santa Fe Opera and Washington University. He is Chairman of the Board of The J. Paul Getty Trust and Emeriti.

Stephen B. Burke – Director. Mr. Burke has been a member of the board of directors of JPMC since 2003. Prior to JPMC’s merger with Bank One Corporation in July 2004, Mr. Burke had been a member of the board of directors of Bank One Corporation since 2003. He also has been President of Comcast Cable Communications, Inc. since 1998. Mr. Burke also serves as Vice Chairman of The Children’s Hospital of Philadelphia.

James S. Crown – Director. Mr. Crown has been a member of the board of directors of JPMC since 1991. He has been President of Henry Crown and Company since 2003, prior to which he served as Vice President of Henry Crown and Company since 1985. He had been a member of the board of directors of Bank One Corporation from 1991 until its merger with JPMC in July 2004. Mr. Crown is also a member of the boards of directors of General Dynamics Corporation and Sara Lee Corporation. He is Chairman of the Board of Trustees for the University of Chicago and a trustee of the Museum of Science and Industry and the Orchestral Association.

Ellen V. Futter – Director. Ms. Futter has been a member of the board of directors of JPMC since 1997. Ms. Futter has been President of American Museum of Natural History since November 1993. She had been a member of the board of directors of J.P. Morgan & Co. Incorporated from 1997 until 2000. Ms. Futter is also a member of the boards of directors of American International Group, Inc., Consolidated Edison, Inc. and Viacom Inc. She is a member of the Board of Overseers and Managers of Memorial Sloan-Kettering Cancer Center, a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.

William H. Gray, III – Director. Mr. Gray has been a member of the board of directors of JPMC since 1992. Mr. Gray has been Chairman of the Amani Group since August 2004 and joined Buchanan Ingersoll PC as Senior Advisor of Public Policy and Business Diversity in April 2005. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in March 2004. He had been a member of the board of directors of The Chase Manhattan Corporation from 1992 until 2000. Mr. Gray is also a member of the boards of directors of Dell Computer Corporation, Pfizer Inc., Prudential Financial, Inc. and Visteon Corporation.

Laban P. Jackson, Jr. – Director. Mr. Jackson has been a member of the board of directors of JPMC since 1993. Mr. Jackson is Chairman and Chief Executive Officer of Clear Creek Properties, Inc. since 1989. He had been a member of the board of directors of Bank One Corporation from 1993 until its merger with JPMC in July 2004. Mr. Jackson is also a member of the boards of directors of The Home Depot, Inc. and IPIX Corporation. He is a member of the boards of directors of Markey Cancer Foundation and Governor’s Scholars Program.

Robert I. Lipp. – Director. Mr. Lipp has been a member of the board of directors of JPMC since 2003. Mr. Lipp has been Senior Advisor of JPMC since 2005, prior to which he had been Executive Chairman of the St. Paul Travelers Companies, Inc. from April 2004 until September 2005 and Chairman and Chief Executive Officer of its predecessor company, Travelers Property Casualty Corp. from December 2001 to April 2004. Mr. Lipp was Chairman of the Board of Travelers Insurance Group Holdings Inc. from January 2001 to October 2001 and from 1996 until 2000. He is also a member of the boards of directors of Accenture Ltd. and The St. Paul Travelers Companies, Inc. Mr. Lipp is Chairman of the Executive Committee of Trustees of Williams College, a Trustee of Carnegie Hall and a director of the New York City Ballet.

Back to Contents

Richard A. Manoogian – Director. Mr. Manoogian has been a member of the board of directors of JPMC since 1978. Mr. Manoogian has been Chairman, and Chief Executive Officer of Masco Corporation since 1985. Mr. Manoogian had been a member of the board of directors of Bank One Corporation from 1978 until its merger with JPMC. He is also a member of the board of directors of Ford Motor Company. In addition, he is on the board of the Detroit Renaissance and the Detroit Investment Fund. He is Chairman Emeritus of the Detroit Institute of Arts Board of Directors, a member of The Henry Ford Board of Trustees, a director of the Yale University Art Gallery and a trustee of the Archives of American Art (Smithsonian Institute).

David C. Novak – Director. Mr. Novak has been a member of the board of directors of JPMC since 2001. Prior to becoming Chairman in January 2001 and Chief Executive Officer in January 2000, Mr. Novak was Vice Chairman and President of Tricon Global Restaurants, Inc. (now known as Yum! Brands, Inc.) from June 1997 until January 2000. He had been a director of Bank One Corporation from 2001 until its merger with JPMC in July 2004. Mr. Novak is also a director of Yum! Brands Foundation.

John W. Kessler – Director. Mr. Kessler has been a member of the board of directors of JPMC since 1995. Mr. Kessler has been Chairman of The New Albany Company (real estate development) since 1988, in addition to being owner of John W. Kessler Company since 1972. He had been a director of Bank One Corporation from 1995 until its merger with JPMC in July 2004. Mr. Kessler is also a director of Abercrombie & Fitch Co. He is a member of the board of The Ohio State University Foundation.

Lee R. Raymond – Director. Mr. Raymond has been a member of the board of directors of JPMC since 1987. Mr. Raymond was Chairman of the Board and Chief Executive Officer of Exxon Mobil from 1999 until he retired in December 2005. He was a director of J.P. Morgan & Co. Incorporated from 1987 until 2000. He is Chairman of the National Petroleum Council, Vice Chairman of the Board of Trustees of the American Enterprise Institute, a trustee of the Wisconsin Alumni Research Foundation, a member of the President’s Export Council, and a member of the Innovations in Medicine Leadership Council of UT Southwestern Medical Center.

William C. Weldon – Director. Mr. Weldon has been a member of the board of directors of JPMC since 2005. Prior to becoming Chairman and Chief Executive Officer in 2002, Mr. Weldon served as Vice Chairman from 2001 and Worldwide Chairman, Pharmaceuticals Group from 1998 until 2001. Mr. Weldon is Chairman of the CEO Roundtable on Cancer, Vice Chair of The Business Council and a member of the Sullivan Commission on Diversity in the Health Professions Workforce. Mr. Weldon also serves on the Liberty Science Center Chairman’s Advisory Council and as a member of the Board of Trustees for Quinnipiac University. He previously served as Chairman of the Pharmaceutical Research and Manufacturers of America (PhRMA).

     Except as set forth below, during the last five years, JPMC has not been (a) convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining JPMC from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.

Back to Contents

     On July 28, 2003, JPMC reached settlement agreements with the Securities and Exchange Commission (“SEC”), the Federal Reserve Bank of New York, the New York State Banking Department and the New York County District Attorney’s Office resolving matters relating to JPMC’s involvement with certain transactions involving Enron. In connection with the SEC settlement, JPMC consented to the relief sought by that regulator, including a payment of $135 million and an order enjoining JPMC from future violations of the antifraud provisions of the securities laws, without admitting or denying the SEC’s allegations that it aided and abetted securities fraud by Enron. JPMC also agreed, in the settlements with the other regulators, to undertake measures to improve controls with respect to structured finance transactions and management of credit risk, legal and reputational risk in relation to such transactions.

     On December 20, 2002, JPMC reached a settlement agreement in principle with the SEC, the National Association of Securities Dealers (“NASD”), the New York Stock Exchange (“NYSE”), the New York State Attorney General’s Office and the North American Securities Administrators Association, on behalf of state securities regulators, resolving those regulators’ investigations of JPMC relating to research analyst independence. Pursuant to the agreement in principle, JPMC, without admitting or denying the regulators’ allegations concerning alleged conflicts of interest, agreed, among other things: (i) to the entry of an injunction against future violations of certain securities laws and regulations, (ii) to pay a total of $80 million, and (iii) to adopt internal structural and other reforms to ensure the integrity of JPMC analyst research. On October 31, 2003, the terms of the SEC settlement were entered in a final judgment (against JPMC subsidiary J.P. Morgan Securities Inc.) by the United States District Court for the Southern District of New York.

Back to Contents

SCHEDULE II – COMMON STOCK OWNERSHIP OF JPMORGAN CHASE & CO.

The following table sets forth as of September 20, 2006 certain information regarding the beneficial ownership of NCO common stock by subsidiaries of JPMorgan Chase & Co. The aggregate amount of such shares beneficially owned by all subsidiaries of JPMorgan Chase & Co. constitutes less than 1% of the outstanding stock of the NCO, based on the publicly reported number of shares outstanding.

Name of Subsidiary of JPMogan Chase & Co.	Address	Number of Shares of NCO Common Stock Beneficially Owned.
J.P. Morgan Investment Management Inc.	245 Park Avenue New York, NY 10167	51,345
J.P. Morgan Securities Inc.	270 Park Avenue New York, NY 10017	428
J.P. Morgan Chase Bank, N.A.	270 Park Avenue New York, NY 10017	19,000
Highbridge Capital Management, LLC	9 West 57th Street New York, NY 10019	23

Back to Contents

EXHIBIT INDEX

(a)(1)	Definitive Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a–12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(a)(9)	Definitive Additional Materials filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006 regarding copies of prior SEC filings delivered to NCO shareholders with the Disclosure Statement, incorporated by reference herein.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

(c)(4)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated April 27, 2006.***

(c)(5)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated March 22, 2006.***

Back to Contents

(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.**

(f)	Not applicable.

(g)	None.

____________________________

  * Previously filed on August 14, 2006.

** Previously filed on September 22, 2006.

*** Previously filed on October 6, 2006.